June 21, 2010
Filed by Biovail Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Valeant Pharmaceuticals International
Commission File No.: 001-11397
Valeant & Biovail Merger
 Investor Presentation
   New Platform for Growth
   Strong and Stable Cash Flow

Forward-looking Statements
Caution Regarding Forward-Looking Information and “Safe Harbor” Statement
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).
These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; the expected timing of the completion of the transaction; and the expected payment of a one-time cash dividend. Forward-looking statements can generally be identified by the use of words such as
“believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements.
Although Valeant and Biovail believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Valeant and Biovail stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Valeant and Biovail operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the pharmaceutical industry, as detailed from time to time in each of Valeant’s and Biovail’s reports filed with the Securities and Exchange Commission (“SEC”) and, in Biovail’s case, the Canadian Securities
Administrators (“CSA”). There can be no assurance that the proposed merger will in fact be consummated.
Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of Valeant’s and Biovail’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Item 1.A in each of Valeant’s and
Biovail’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010. Valeant and Biovail caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Valeant and Biovail, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither Biovail nor Valeant undertakes any obligation to update or revise any forward-
looking statement, except as may be required by law.
Additional Information
In connection with the proposed merger, Valeant and Biovail plan to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Valeant and Biovail that also constitutes a prospectus of each of Valeant and Biovail. Valeant and Biovail will mail the joint proxy statement/prospectus to their respective stockholders.
INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT
INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Valeant and Biovail, free of charge, at the website maintained by the SEC at www.sec.gov and, in Biovail’s case, on SEDAR at www.sedar.com. You may also obtain these documents, free of charge, from Valeant’s website (www.valeant.com) under the tab “Investor Relations” and then under the heading “SEC Filings,” or by directing a request to Valeant, One Enterprise, Aliso Viejo,
California, 92656, Attention: Corporate Secretary. You may also obtain these documents, free of charge, from Biovail’s website (www.biovail.com) under the tab “Investor
Relations” and then under the heading “Regulatory Filings” and then under the item “Current SEC Filings,” or by directing a request to Biovail, 7150 Mississauga Road,
Mississauga, Ontario, Canada, L5N 8M5, Attention: Corporate Secretary.
The respective directors and executive officers of Valeant and Biovail and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Valeant’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Valeant on March 25, 2010, and information regarding Biovail directors and executive officers is available in its definitive proxy statement filed with the SEC and CSA by Biovail on April 21, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the CSA when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Presenting Today
• Bill Wells
 Biovail Chief Executive Officer
• Mike Pearson
 Valeant Chairman and Chief Executive Officer

Overview
• Transaction Overview
• Combined Company Profile
• Operating Philosophy
• Integration Approach & Synergies
• Roadmap to Completion
• Q&A

Transaction Overview

Strategic Benefits	Financial Benefits
• Specialty pharmaceutical company focused on
 growth & cash flow generation

• Diversified by product line, therapeutic area and
 geography

• Scale, financial strength and complementary
 product lines accelerate growth opportunities

• Four focused growth platforms:
 • Specialty CNS
 • Dermatology
 • Canada
 • Emerging markets/branded generics

• All platforms experiencing double digit growth1

• Limited patent exposure

• Anticipated to be cash EPS accretive within first 12
 months post-close2

• At least $175 million in annual cost synergies in the
 second year

• Combined operating cash flow of $575 million,
 ($750 million post synergies)1

• Strong and stable cash flows from legacy products
 will support future growth

• Substantial capital return to stockholders:
 • Valeant stockholders will receive a one-time special
 cash dividend of $16.77 per share prior to closing
 • New Valeant intends to pay an additional one-time
 $1.00 per share dividend to all stockholders after
 closing

• Financial efficiencies from Biovail’s corporate
 structure

1 Pro forma for trailing 12-months ending 3/31/10
2 Cash EPS is calculated as net income from continuing operations adjusted for certain items such as amortization expense, non-cash interest and other financing charges, deferred taxes, acquired in-process research and development and one-time and other special or restructuring charges, divided by the average number of shares determined on a fully-diluted basis. Accretion for Valeant stockholders assumes after tax return on the $16.77 per share dividend in excess of 0.8 percent annual return.

Compelling Strategic and Financial Benefits

Terms
• Valeant stockholders receive one-time special cash dividend of $16.77 per share prior to close and 1.7809 shares of Biovail common stock
 • Intended to qualify as tax-free reorganization for Valeant stockholders
• Biovail stockholders receive 15% premium based on calculation of stock prices over last 10 trading days
• Anticipate all stockholders of new Valeant receive additional one-time $1.00 per share special dividend by 12/31/10

Ownership	50.5% Biovail / 49.5% Valeant
Board of Directors	• 11 members: 5 Biovail, 5 Valeant, 1 additional independent • Bill Wells, non-executive Chairman
Management	Mike Pearson, Chief Executive Officer
Company Name	Valeant Pharmaceuticals International, Inc.
Financing	• $2.8 billion term loan facility; $250 million revolving facility for liquidity • Provided by Goldman Sachs Bank USA, Morgan Stanley & Co. Incorporated, and Jefferies & Company, Inc.
Transaction Close	Expected before end of 2010

Transaction Highlights

VALEANT
Pharmaceuticals International
BIOVAIL

VALEANT Pharmaceuticals International
BIOVAIL

Enhanced Financial
Performance
Biovail’s
Corporate
Structure

Advantageous Corporate Structure

Liquidity
• Strong and growing anticipated operating cash flow
 allows for rapid deleveraging, while also providing for
 future growth
• Debt/total capitalization less than 40%
• Available liquidity in excess of $500 million (includes
 $250 million revolving credit facility)

Combined Company Profile

Acanya Gel (Clindamycin Phosphate 1.2% and Benzoyl Peroxide 2.5%)
Atralin (tretinoin) gel 0.05%
CeraVe
Zovirax (acyclovir) cream 5%
hissyfit
Dr. LeWinn's Private Formula

Xenazine (tetrabenazine)
Migranal
zelapar (selegiline HCl)

Tiazac XC
nabilone Cesamet
Ralivia
Glumetza (metformin HCl extended release tablets)
Laboratoire Dr Renaud

Grossman
ICN Polfa Rzeszów S.A.
Espaven

Once-daily Wellbutrin XL bupropion HCl
Cardizem LA (diltiazem HCl) Tablets
Ultram ER

VALEANT Pharmaceuticals International
BIOVAIL

On a trailing 12-month basis, 3/31/10
Specialty CNS :
~$275 Million
(~16%)
Canada:
~$160 Million
(~9%)
Emerging Markets /
Branded Generics:
~$350 Million
(~20%)
Legacy/Other:
~$600 Million
(~34%)
Dermatology:
~$375 Million
(~22%)
The New Valeant

Business Profile

Operating Philosophy

• Avoid discovery
• Litmus test all development efforts through partnering
• Low cost, low risk programs - singles and doubles, not home runs
• Not overly dependent on any one product or geography
• Manage our risk - avoid gambling on NCEs
• Acquiring under managed companies with marketed products has higher returns than traditional R&D
Truly low cost operating
structure
Don’t bet on science, bet
on management
Invest in branded,
generic, and OTC across
multiple, select attractive
geographies

New Valeant Operating Philosophy
• Minimal headquarters staff
• All managers work in addition to manage, including CEO and Board
• True performance-based pay

• Broad indications in high profile therapeutics areas -
 cardiovascular, oncology, neurology, vaccines
• Countries - US, Western Europe, Japan, China
• Primary care, building new diseases, blockbuster categories
• Big pharma overpays for scarce “strategic” assets
• Ultimate scorecard is shareholder return
• If an asset is worth more to someone else, recognize it
Avoid the big guys in the areas
where they are strong
Do not fall in love with
your assets - be willing
to sell, partner, shut
down
• Deployment of capital is most important decision for CEO and
 Board
• Line management should be involved and select, negotiate, own and be held accountable for deals
Be prudent about
investing ahead of need -
curse of the industry
Business Development is
a CEO and line
responsibility

New Valeant Operating Philosophy
• Spending on future indications before drug is approved
• Building sales force—which is a commodity—ahead of demand
• Infrastructure - either geographic, corporate

• Reinforces accountability - both in and beyond unit
• New ideas, new energy
• It is usually inevitable anyways and better for all parties in the end
• Clear accountabilities, clear strategy
• Clear performance metrics
• No excuses culture
• Positional power if not accompanied by open-mindedness,
 smarts, and track record is dangerous
• Facts trump opinion
• Meritocratic culture key
Change is good -
management change
quickly in
underperforming units
Speed and lack of
bureaucracy is the
greatest advantage for a
small company
Embrace fact-based
decision-making

New Valeant Operating Philosophy

Integration Approach &
Synergies

• Aton Pharma • Blaufarma • Bunker • Coria Labs • Delta • DermaTech • Dow Pharmaceutical Sciences • EMO-FARM	• Private Formula International • Laboratoire Dr. Renaud • Prestwick Pharmaceuticals • Refissa • Tecnofarma • Tetrabenazine • Ultravate • Vital Science • Wellbutrin XL

Successful Integration Track Record

Synergies Overview
• $175 million in annual cost synergies fully captured by
 second year
• Specific opportunities already jointly identified
• Further upside opportunities through advantageous
 Biovail corporate structure

Roadmap to Completion

Next Steps
• Subject to customary closing conditions and regulatory
 approvals including:
 • Valeant and Biovail stockholder approval
 • Anti-trust and competition law approvals
• Expected to close before end of 2010

Strategic Benefits	Financial Benefits
• Specialty pharmaceutical company focused on
 growth & cash flow generation

• Diversified by product line, therapeutic area and
 geography

• Scale, financial strength and complementary
 product lines accelerate growth opportunities

• Four focused growth platforms:
 • Specialty CNS
 • Dermatology
 • Canada
 • Emerging markets/branded generics

• All platforms experiencing double digit growth1

• Limited patent exposure

• Anticipated to be cash EPS accretive within first 12
 months post-close2

• At least $175 million in annual cost synergies in the
 second year

• Combined operating cash flow of $575 million,
 ($750 million post synergies)1

• Strong and stable cash flows from legacy products
 will support future growth

• Substantial capital return to stockholders:
 • Valeant stockholders will receive a one-time special
 cash dividend of $16.77 per share prior to closing
 • New Valeant intends to pay an additional one-time
 $1.00 per share dividend to all stockholders after
 closing

• Financial efficiencies from Biovail’s corporate
 structure

1 Pro forma for trailing 12-months ending 3/31/10
2 Cash EPS is calculated as net income from continuing operations adjusted for certain items such as amortization expense, non-cash interest and other financing charges, deferred taxes, acquired in-process research and development and one-time and other special or restructuring charges, divided by the average number of shares determined on a fully-diluted basis. Accretion for Valeant stockholders assumes after tax return on the $16.77 per share dividend in excess of 0.8 percent annual return.

Compelling Strategic and Financial Benefits

June 21, 2010
Valeant & Biovail Merger
 Investor Presentation
   New Platform for Growth
   Strong and Stable Cash Flow